Exhibit 1

NEWS RELEASE FOR IMMEDIATE RELEASE

Crop Production Services Settles Agreement on DOJ Complaint

December 21, 2017

LOVELAND, Colorado – Agrium Inc. (TSX and NYSE: AGU) announced today that Crop Production Services (“CPS”), the retail business unit of Agrium, recently settled with the U.S. Department of Justice over claims that CPS discriminated against U.S. workers to fill a small number of temporary seasonal technician positions at its rice seed facility in Texas. These positions were filled under the previously used H-2A foreign workers visa program, the last time the program was used by the company was in 2016.

CPS is the proud employer of over 10,000 U.S. employees which provide important crop input products, services and solutions to farmers across the United States.

It’s important to note that in the settlement agreement, CPS denies discriminating against U.S. workers and notes that it requested and received certification from the U.S. Department of Labor (in February of 2016) that no U.S. workers were qualified and available to fill the positions in question. Our U.S. Crop Production Services business has always had a practice of hiring U.S. workers first and foremost in cases where a qualified candidate is available.

About Agrium

Agrium Inc. is a major global producer and distributor of agricultural products, services and solutions. Agrium produces nitrogen, potash and phosphate fertilizers, with a combined wholesale nutrient capacity of close to eleven million tonnes and with significant competitive advantages across our product lines. Agrium supplies key products and services directly to growers, including crop nutrients, crop protection, seed, as well as agronomic and application services, thereby helping growers to meet the ever growing global demand for food and fibre. Agrium retail-distribution has an unmatched network of approximately 1,500 facilities and over 3,300 crop consultants who provide advice and products to our grower customers to help them increase their yields and returns on hundreds of different crops. With a focus on sustainability, the company strives to improve the communities in which it operates through safety, education, environmental improvement and new technologies such as the development of precision agriculture and controlled release nutrient products. Agrium is focused on driving operational excellence across our businesses, pursuing value-enhancing growth opportunities and returning capital to shareholders. For more information visit: www.agrium.com

FOR FURTHER INFORMATION:

Investor/Media Relations:

Richard Downey, Vice President, Investor & Corporate Relations

(403) 225-7357

Todd Coakwell, Director, Investor Relations

(403) 225-7437

Louis Brown, Analyst, Investor Relations

(403) 225-7761

Contact us at: www.agrium.com